UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 1, 2015

FUEL SYSTEMS SOLUTIONS, INC.

(Exact name of Registrant as specified in its charter)

Delaware	001-32999	20-3960974
(State or other jurisdiction of incorporation or organization)	Commission File Number	(I.R.S. Employer Identification No.)

780 Third Avenue, 25th Floor, New York, New York		10017
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (646) 502-7170

(Former name, former address and former fiscal year, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.	Entry Into a Material Definitive Agreement.

The Merger Agreement

On September 1, 2015, Fuel Systems Solutions, Inc., a Delaware corporation (the “Company” or “Fuel Systems”), Westport Innovations Inc., an Alberta, Canada corporation (“Westport”), and Whitehorse Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of Westport (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”).

Under the terms of the Merger Agreement, the Company will be merged with and into Merger Sub (the “Merger”), with the Company surviving the Merger (the “Surviving Entity”). Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each outstanding share of common stock of the Company (“Company Common Stock”), will be cancelled and converted into the right to receive 2.129 shares (the “Exchange Ratio”) of common shares of Westport (“Westport Shares”), subject to certain adjustments (the “Merger Consideration”). No fractional Westport Shares will be issued in the Merger, and holders of Company Common Stock will, instead, receive cash in lieu of fractional Westport Shares, if any.

Immediately prior to the Effective Time: (1) each in-the-money option to purchase Company Common Stock (whether or not then vested or exercisable) will automatically vest and become exercisable and will be assumed by Westport and will otherwise continue to have, and be subject to, the same terms and conditions, except that such options will be exercisable for Westport Shares, as adjusted for the Exchange Ratio; (2) each Company restricted stock unit will be assumed by Westport and will continue to have the same terms and conditions (including applicable restrictions and vesting terms), except that each such Company restricted stock unit will be converted into a number of restricted stock units of Westport as adjusted for the Exchange Ratio; (3) each share of Company restricted stock will be assumed by Westport and will continue to have the same terms and conditions (including applicable restrictions and vesting terms), except that each such share will be converted into a number of restricted shares of Westport as adjusted for the Exchange Ratio; and (4) each Company phantom share will be converted into an amount, payable in cash, equal to the product of (i) the number of Company Common Stock subject to such Company phantom share and (ii) the difference between (x) the per share dollar value of the Merger Consideration and (y) the applicable “exercise price” for such Company phantom share. Each out-of-the money Company option and Company phantom share outstanding as of the Effective Time shall automatically be cancelled and forfeited for no consideration without any further action on the part of the holder of such Company option or phantom share.

Each of the Company, on the one hand, and Westport and Merger Sub, on the other hand, has made customary representations and warranties in the Merger Agreement and have agreed to customary covenants, including covenants regarding the operation of the business of the Company or Westport and their subsidiaries, as applicable.

The Company is subject to a “no shop” restriction that limits its ability to solicit alternative acquisition proposals, provide information and engage in discussion with third parties, except under limited circumstances to permit the Company’s board of directors to comply with its fiduciary duties.

Concurrently with the closing of the Merger, Westport’s board of directors will consist of ten directors, including three directors designated by the Company. Following the closing of the Merger, the Surviving Entity will be named “Fuel Systems Automotive and Industrial Group” and headquarters for the automotive division and its associated operations shall be in Cherasco, Italy. Westport will continue to be headquartered in Vancouver, Canada, and if approved by the affirmative vote of the holders of 66 2/3% of the total votes cast to approve the change of the name of Westport, will be renamed “Westport Fuel Systems Inc.”

The Merger is subject to various closing conditions, including but not limited to (i) approval of (x) the Merger Agreement by not less than a majority of all outstanding Company Common Stock and (y) the affirmative vote of the majority of the total votes cast to approve (a) the issuance of the Merger Consideration, and (b) the assumption by Westport of Company restricted stock units and Company restricted stock, (ii) the absence of any law, order or injunction prohibiting the Merger, (iii) the expiration or earlier termination of the waiting period under the Hart–Scott–Rodino Antitrust Improvements Act of 1976, as amended, and any required consent or expiration of any waiting period under certain foreign antitrust laws, (iv) the registration statement on Form F-4 pursuant to which the Merger Consideration will be registered shall have become effective, (v) receipt of authorization from the NASDAQ Stock Market and the Toronto Stock Exchange (the “TSX”) for listing of Westport Shares to be issued in connection with the Merger, (vi) Westport’s receipt of TSX’s conditional acceptance in respect of the transactions contemplated by the Merger Agreement, (vii) the accuracy of each party’s representations and warranties in the Merger Agreement, (viii) each party’s compliance with its covenants and agreements contained in the Merger Agreement, and (ix) no material adverse effect with respect to the Company or Westport.

The Merger Agreement contains certain termination rights for both the Company and Westport, including the right of either party to terminate the Merger Agreement if the Merger has not been consummated by April 30, 2016 (subject to an extension to August 31, 2016 if regulatory approvals have not been obtained), and further provides that, upon termination of the Merger Agreement under certain circumstances, the Company or Westport, as the case may be, is required to pay the other party a termination fee equal to $5,500,000 USD and/or such party’s expenses incurred in connection with the Merger.

The Merger Agreement is attached hereto as Exhibit 2.1 and is incorporated into this Item 1.01 by reference. The foregoing summary has been included to provide investors and security holders with information regarding the terms of the Merger Agreement and is qualified in its entirety by the terms and conditions of the Merger Agreement. It is not intended to provide any other factual information about the Company, Westport or their respective subsidiaries and affiliates. The Merger Agreement contains representations and warranties by each of the parties to the Merger Agreement, which were made only for purposes of the Merger Agreement and as of specified dates. The representations, warranties and covenants in the Merger Agreement were made solely for the benefit of the parties to the Merger Agreement; may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company, Westport or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s or Westport’s public disclosures.

Voting Agreement

Concurrently with the execution of the Merger Agreement, (i) the Company and Westport entered into a voting agreement with Kevin Douglas, a shareholder of both the Company and Westport (the “Douglas Voting Agreement”), and (ii) Westport entered into additional voting agreements with each of (x) Mariano Costamagna and (y) Becker Drapkin Management, L.P., a Texas limited partnership, and certain of its affiliates (collectively, “Becker Drapkin”). Under the Douglas Voting Agreement, Mr. Douglas has agreed to vote his (a) Westport Shares in support of the issuance of the Merger Consideration and the assumption by Westport of the Company restricted stock units and the Company restricted stock and (b) Company Common Stock in support of the Merger and the other transactions contemplated thereby. Pursuant to their respective voting agreements, Becker Drapkin and Mr. Costamagna have each agreed to vote their shares of Company Common Stock in support of the Merger Agreement and the transactions contemplated thereby. A copy of the Douglas Voting Agreement is filed herewith as Exhibit 10.1 and is incorporated herein by reference. The foregoing description of the Douglas Voting Agreement is qualified in its entirety by reference to the full text of the Douglas Voting Agreement.

Item 7.01	Regulation FD Disclosure.

On September 1, 2015, the Company provided supplemental information regarding the proposed transaction in connection with presentations to analysts and investors. Copies of the investor presentation and the accompanying script are attached hereto as Exhibits 99.1 and 99.2, respectively. In addition, the Company provided supplemental information regarding the proposed transaction to employees of the Company. A copy of the email to the Company’s employees announcing the proposed transaction is attached hereto as Exhibit 99.3.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

2.1	Agreement and Plan of Merger, dated as of September 1, 2015, by and among Fuel Systems Solutions, Inc., Westport Innovations Inc. and Whitehorse Merger Sub Inc.*

10.1	Voting Agreement, dated September 1, 2015, by and among Fuel Systems Solutions, Inc., Westport Innovations Inc. and Kevin Douglas.

99.1	Company Investor Presentation, dated September 1, 2015.

99.2	Script for Investor Presentation, held September 1, 2015.

99.3	Email to Company employees, distributed September 1, 2015.

*	This filing excludes schedules and exhibits pursuant to Item 601(b)(2) of Regulation S-K, which the registrant agrees to furnish supplementally to the Securities and Exchange Commission upon request by the SEC.

INFORMATION FURNISHED

The information in Item 7.01 and Exhibits 99.1-99.3 of this Form 8-K is being furnished, not filed. Accordingly, the information will not be incorporated by reference into any registration statement filed by the Company under the Securities Act of 1933, as amended, unless specifically identified as being incorporated by reference therein.

Forward Looking Statements

This filing contains certain “forward-looking statements” within the meaning of federal securities laws. Words such as “anticipates”, “believes,” “expects”, “intends”, “will”, “should”, “may”, and similar expressions may be used to identify forward-looking statements. Forward-looking statements are not statements of historical fact and reflect the Company’s and Whitehorse’s current views about future events. This filing contains forward-looking statements, including statements regarding the anticipated timing for and ultimate completion of the merger, result, timing and financial metrics associated with Westport’s and Fuel Systems’ combined operating business units and consolidated business, revenue and cash usage expectations, the effect of the proposed reorganization and restructuring of our business, continued research and development investment, future of our development programs, timing for launch, delivery and completion of milestones related to the products referenced herein, Westport’s and Fuel Systems’ expected actions and results relating to the key components of its strategy in 2015 and to the integration of Westport’s and Fuel Systems’ businesses, future sales of assets and the benefits therefrom, the demand for our products, the future success of our business and technology strategies, investment in new product and technology development and otherwise, cash and capital requirements, intentions of partners and potential customers, the performance and competitiveness of Westport’s and Fuel Systems’ products and expansion of product coverage, future market opportunities, speed of adoption of natural gas for transportation and terms and timing of future agreements as well as the combined company’s management’s response to any of the aforementioned factors. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements and ability to complete the proposed merger to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks and uncertainties include risks and assumptions related to our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, governmental policies, regulation and approvals, technology innovations, fluctuations in foreign exchange rates, operating expenses, the availability and price of natural gas, global government stimulus packages, the acceptance of and shift to natural gas vehicles, the relaxation or waiver of fuel emission standards, the inability of fleets to access capital or government funding to purchase natural gas vehicles, the development of competing technologies, our ability to adequately develop and deploy our technology, the actions and determinations of our joint venture and development partners, as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in Westport’s most recent Annual Report on Form 40-F for the year ended December 31, 2014, as amended and Fuel System’s Annual Report on Form 10-K for the year ended December 31, 2014, and other filings made by the companies with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or twitter account referenced in this filing are not incorporated by reference herein.

Non-GAAP Financial Measures

This filing may contain certain non-GAAP financial measures, which management believes are useful to investors and others in evaluating business combinations. Further detail and reconciliations between the non-GAAP financial measures and the GAAP financial measures are available in the most recent press releases of Westport and Fuel Systems concerning quarterly financial results, furnished to the SEC on Form 6-K or Form 8-K, as applicable.

Additional Information And Where To Find It

Westport will file with the SEC a registration statement on Form F-4, which will include the proxy statement of Fuel Systems that also constitutes a prospectus (the “proxy statement/prospectus”). INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT WESTPORT, FUEL SYSTEMS, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties by contacting Westport Investor Relations at 1-604-718-2046 or invest@westport.com (for documents filed with the SEC by Westport) or Fuel Systems Investor Relations advisors, LHA, at 1-415-433-3777 or fuel@lhai.com (for documents filed with the SEC by Fuel Systems).

Participants In The Solicitation

Westport, Fuel Systems and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Fuel Systems in respect of the proposed transactions contemplated by the proxy statement/prospectus. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the shareholders of Fuel Systems in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding Westport’s directors and executive officers is contained in Westport’s Annual Report on Form 40-F for the year ended December 31, 2014, as amended, and its Management Information Circular, dated March 11, 2015, which is filed with, in the case of the Annual Report on Form 40-F, and furnished to, in the case of the Management Information Circular, the SEC and can be obtained free of charge from the sources indicated above. Information regarding Fuel System’s directors and executive officers is contained in Fuel System’s Annual Report on Form 10-K for the year ended December 31, 2014 and its Proxy Statement on Schedule 14A, dated April 14, 2015, each of which are filed with the SEC and can be obtained free of charge from the sources indicated above.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

FUEL SYSTEMS SOLUTIONS, INC.

Date: September 1, 2015	/s/ Pietro Bersani
	By:	Pietro Bersani
Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated as of September 1, 2015, by and among Fuel Systems Solutions, Inc., Westport Innovations Inc. and Whitehorse Merger Sub Inc.*

10.1	Voting Agreement, dated September 1, 2015, by and among Fuel Systems Solutions, Inc., Westport Innovations Inc. and Kevin Douglas.

99.1	Investor Presentation, dated September 1, 2015.

99.2	Script for Investor Presentation, held September 1, 2015.

99.3	Email to Company employees, distributed September 1, 2015.

*	This filing excludes schedules and exhibits pursuant to Item 601(b)(2) of Regulation S-K, which the registrant agrees to furnish supplementally to the Securities and Exchange Commission upon request by the SEC.